UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

NZCH Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

62954C109
(CUSIP Number)

Omar Asali
President and Chief Executive Officer
HRG Group, Inc.
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ACT”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62954C109	SCHEDULE 13D	Page 1 of 4

1	NAME OF REPORTING PERSON HRG Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,500,623
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,500,623
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,500,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62954C109	SCHEDULE 13D	Page 2 of 4

Item 1. Security and Issuer.
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend its Schedule 13D filed on July 13, 2009, as amended by Amendment No. 1 filed on December 4, 2014 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of NZCH Corporation (formerly, Zap.Com Corporation, the “Issuer”).
The principal executive offices of the Issuer are located at 450 Park Avenue, 29th Floor, New York, NY.
Item 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
“(a-c, f) This Schedule 13D is being filed by HRG Group, Inc., a Delaware corporation (the “Reporting Person”). The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Person is listed on Schedule A hereto under the heading “HRG Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Person, the “HRG Persons”). The Reporting Person is a holding company with its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022.
(d) None of the HRG Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the HRG Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
As disclosed in Amendment No. 1, as of December 1, 2014, Philip Falcone, the former Chief Executive Officer of the Reporting Person, and funds affiliated with Harbinger Capital Partners are no longer affiliated with the Reporting Person, may no longer be deemed to own the Shares owned by the Reporting Person and no longer file reports jointly with the Reporting Person.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended by adding the following:
“The Reporting Person used cash on hand to purchase 528,365 Shares as reported herein.”
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following:
“On October 25, 2016, the Reporting Person purchased 528,365 Shares at a purchase price of $0.015 per Share pursuant to a private transaction.”
Item 5. Interest in Securities of the Issuer.
Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:
“References to percentage ownerships of Shares in this Schedule 13D are based upon the 50,004,474 Shares stated to be outstanding as of October 21, 2016 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2016, filed with the SEC on October 25, 2016.
(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 49,500,623 Shares, constituting 99.0% of the outstanding Shares.
The Reporting Person has the sole power to vote or direct the vote of 49,500,623 Shares; has the shared power to vote or direct the vote of none of the Shares; has sole power to dispose or direct the disposition of 49,500,623 Shares; and has shared power to dispose or direct the disposition of none of the Shares.
(c) See Item 4 above for transactions effected by the Reporting Person in the Shares in the past 60 days.”

CUSIP No. 62954C109	SCHEDULE 13D	Page 3 of 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On October 25, 2016, the Reporting Person purchased the Shares pursuant to a stock purchase agreement, a form of which is attached as Exhibit A hereto (the “Form of Stock Purchase Agreement”).

Item 7. Material to be Filed as Exhibits.

Exhibit A: Form of Stock Purchase Agreement

CUSIP No. 989063102	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.
By:	/s/ George C. Nicholson
Name: George C. Nicholson
Title: Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer

October 26, 2016

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

HRG Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Omar M. Asali	450 Park Avenue, 29th FL New York, NY10022	US	Director, President and Chief Executive Officer
Joseph S. Steinberg	450 Park Avenue, 29th FL New York, NY 10022	US	Director & Chairman of the Board
George C. Nicholson	450 Park Avenue, 29th FL New York, NY 10022	US	Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer
David M. Maura	450 Park Avenue, 29th FL New York, NY 10022	US	Executive Vice President and Director
Frank Ianna	450 Park Avenue, 29th FL New York, NY 10022	US	Director
Gerald Luterman	450 Park Avenue, 29th FL New York, NY 10022	US	Director
Curtis Glovier	450 Park Avenue, 29th FL New York, NY 10022	US	Director
Andrew A. McKnight	450 Park Avenue, 29th FL New York, NY 10022	US	Director
Andrew Whittaker	450 Park Avenue, 29th FL New York, NY 10022	US	Director

Exhibit A

FORM OF STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT, dated as of [_______] (this “Agreement”), is by and among HRG GROUP, INC. (the “Purchaser”), a Delaware corporation, and [______] (collectively, the “Sellers”). The Sellers and the Purchaser are hereinafter collectively referred to as the “Parties”, and each individually as a “Party.”
WHEREAS, the Sellers own, in the aggregate, 528,365 shares of common stock, par value $0.001 per share (the “Shares”), of NZCH Corporation, a Nevada corporation (the “Issuer”), that the Sellers desire to sell to the Purchaser, and the Purchaser desire to purchase from the Sellers, upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
PURCHASE AND SALE

1.1    Purchase and Sale. Subject to the terms and conditions hereof, at the Closing, the Sellers shall sell, transfer, convey, assign and deliver the Shares to the Purchaser, and the Purchaser shall purchase and assume such Shares from the Sellers, free and clear of all liens, claims, pledges, options, charges, security interests, deeds of trust, voting agreements, restrictions on ownership, use, voting or transfer, or any other encumbrances or other rights of third parties of any kind (collectively, “Liens”).

1.2    Consideration. In consideration of the purchase and sale of the Shares by the Sellers to the Purchaser, the Purchaser shall pay to the Sellers, at the Closing, an amount in immediately available funds equal to $0.015 per Share, with an aggregate amount for the sale, transfer, conveyance, assignment and delivery of all of the Shares equal to $7,925.48 (the “Purchase Price”). The allocation of the Shares acquired from each Seller and the allocation of the Purchase Price to each Seller from the Purchaser shall be as set forth on the signature pages hereto.

1.3    Closing. The closing of the purchase and sale of the Shares by the Sellers to the Purchaser hereunder (the “Closing”) shall take place by teleconference and through the email exchange of transaction documents in portable document (.PDF) format, and shall occur on October 25, 2016 or such later date as may be agreed to by the parties (the “Closing Date”). At the Closing, upon the terms and subject to the conditions of this Agreement, (a) the Purchaser shall pay the Purchase Price to the Seller against delivery by such Seller to the Purchaser of the Shares in the manner provided herein; and (b) each Seller shall deliver to the Purchaser the Shares in the manner provided herein against payment and delivery by the Purchaser to such Seller of the Purchase Price.

1.4    Closing Deliveries. At the Closing, the Sellers shall deliver and transfer to the Purchaser, (a) the Shares purchased by the Purchaser in suitable form for transfer and (b) a properly completed and executed United States Treasury Department Form W-8 or W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof). Concurrently with receipt by the Purchaser of their respective Shares, the Purchaser shall deliver and transfer the Purchase Price by wire transfer of immediately available funds to such accounts as are designated in a written notice by the Sellers delivered to the Purchaser prior to the Closing.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby represents and warrants, severally (as to itself) and not jointly, to the Purchaser as follows:
2.1     Organization; Authority. Such Seller has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. All acts or proceedings required to be taken by such Seller to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder have been properly taken. No additional proceedings or approvals on the part of such Seller or any of its Affiliates is necessary to authorize the execution and delivery of this Agreement and the consummation by such Seller of the transactions contemplated hereby. For purposes of this Agreement, (x) “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person, and (y) “Person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

2.2    Enforceability. This Agreement has been duly authorized, executed and delivered by such Seller and, assuming the due and valid authorization, execution and delivery of this Agreement by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting or relating to creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exceptions”).

2.3    No Violation; Consents and Approvals. The execution, delivery and performance of this Agreement, the consummation by such Seller of the transactions contemplated by this Agreement, and the fulfillment of and compliance with the terms and conditions of this Agreement, do not and will not (a) violate, or conflict with, any provision of the organizational documents of such Seller, (b) violate any law applicable to, binding upon or enforceable against such Seller, (c) violate, conflict, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, any contract or agreement to which such Seller is a party or any order or judgment of any federal, state, provincial or local governmental or regulatory commission, board, bureau, agency, court or regulatory or administrative body (a “Governmental Authority”) or arbitrator, or (d) require any notice to, declaration, filing or registration with, approvals or consents of, or assignments by, any Governmental Authority, other than filings required to be made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); except, in the case of (b) and (c) of the foregoing, for any such violation, conflict, breach or default which would not have a material adverse effect on such Seller and its subsidiaries, taken as a whole.

2.4    No Brokers. Such Seller has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby for which the Purchaser is or would be obligated to pay.

2.5    Ownership of the Shares. Such Seller has, immediately prior to the Closing, clear, unencumbered record and beneficial title to the Shares, free and clear of any Liens (other Liens on transfer imposed under applicable securities laws). Upon the consummation of the purchase of their respective Shares hereunder, the Purchaser shall own such purchased Shares free and clear of any Liens (other than any Liens created by the Purchaser and Liens on transfer imposed under applicable securities laws).

2.6    Sophisticated Sellers. Such Seller is (a) experienced, sophisticated and knowledgeable in the trading of securities of a type comparable to the Shares, (b) willing to consummate the transactions contemplated hereby notwithstanding its lack of knowledge of the Designated Information (as defined below), as the case may be, and (c) aware that it must bear the risk of an investment in the Shares and is able to bear such risk. Notwithstanding the generality of the foregoing, such Seller acknowledges that it (w) has been provided with the opportunity to conduct due diligence in connection with the transactions contemplated by this Agreement and also has adequate information concerning the Shares to make an informed decision regarding the sale and purchase contemplated by this Agreement, (x) is able to bear the economic risk associated with the sale or purchase of the Shares, (y) has such knowledge and experience, and has undertaken transactions regarding investments of a similar nature, so as to be aware of the risks and uncertainties inherent in the sale or purchase of securities of the type contemplated herein, and (z) has independently and without reliance upon the other Parties, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that each Seller has relied upon the representations, warranties, acknowledgments and covenants of the Purchaser expressly provided in this Agreement. Such Seller acknowledges that the Purchaser has not given such Seller any investment or tax advice, credit information or opinion on whether the sale of the Shares is prudent.

2.7    Designated Information. Such Seller acknowledges that the Purchaser may receive or may have received, may have access to, and may be in possession of material, non-public, confidential information concerning the Shares, the Issuer, and the Issuer’s and/or its Affiliates’ financial condition, results of operations, businesses, properties, active or pending litigation, assets, liabilities, management, projections, appraisals, plans and prospects (“Designated Information”) that has not been disclosed to such Seller. The Designated Information may be indicative of a value of the Shares that is substantially different from the Purchase Price to be paid by the Purchaser to the applicable Sellers in the transaction contemplated hereby. Such Seller expressly waives and releases the Purchaser from any and all claims and liabilities arising from the Purchaser’s failure to disclose, or such Seller’s failure to obtain and review, the Designated Information, and such Seller agrees to make no claim against the Purchaser in respect of the transactions contemplated hereby relating to the Purchaser’s failure to disclose, or such Seller’s failure to obtain and review, such Designated Information. Such Seller acknowledges that the Purchaser is relying on the representations and warranties set forth in this Section 2.7 in engaging in the transactions contemplated hereby, and would not engage in such transactions in the absence of such representations and warranties.

2.8    Exclusivity of Representations, Warranties & Acknowledgments. The representations, warranties and acknowledgments made by such Seller in this Agreement are the exclusive representations and warranties made by such Seller. Such Seller hereby disclaims any other express or implied representations or warranties.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:
3.1    Organization; Authority. The Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. All acts or proceedings required to be taken by the Purchaser to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder have been properly taken. No additional proceedings or approvals on the part of the Purchaser or any of its Affiliates are necessary to authorize the execution and delivery of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby.

3.2    Enforceability. This Agreement has been duly authorized, executed and delivered by the Purchaser and, assuming the due and valid authorization, execution and delivery of this Agreement by the Sellers, this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exceptions.

3.3    No Violation; Consents and Approvals. The execution, delivery and performance of this Agreement, the consummation by the Purchaser of the transactions contemplated by this Agreement, and the fulfillment of and compliance with the terms and conditions of this Agreement, do not and will not (a) violate, or conflict with, any provision of the organizational documents of the Purchaser, (b) violate any law applicable to, binding upon or enforceable against the Purchaser, (c) violate, conflict, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, any contract or agreement to which the Purchaser is a party or any order or judgment of any Governmental Authority or arbitrator, or (d) require any notice to, declaration, filing or registration with, approvals or consents of, or assignments by, any Governmental Authority, other than filings required to be made under the Exchange Act; except, in the case of (b) and (c) of the foregoing, for any such violation, conflict, breach or default which would not have a material adverse effect on such Seller and its subsidiaries, taken as a whole.

3.4    No Brokers. The Purchaser has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby for which any of the Sellers or the Issuer is or would be obligated to pay.

3.5    Investment Intent. The Purchaser understands that (a) the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and that the Shares are being transferred in reliance on an exemption under the Securities Act, (b) the Shares were not offered or sold to the Purchaser by any form of general solicitation or general advertising, (c) the Shares may not be sold or otherwise disposed of except pursuant to an effective registration statement or pursuant to a duly available exemption from such registration requirements and (d) the purchase of the Shares by the Purchaser is not part of a plan or scheme on the part of the Purchaser to evade the registration requirements of the Securities Act. The Purchaser is (i) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act, (ii) experienced, sophisticated and knowledgeable in the trading of securities of a type comparable to the Shares, (iii) acquiring the Shares for its own account, for investment purposes and not with a view towards resale or distribution thereof and (iv) aware that it must bear the risk of an investment in the Shares and is able to bear such risk. Notwithstanding the generality of the foregoing, the Purchaser acknowledges that it (w) has been provided with the opportunity to conduct due diligence in connection with the transactions contemplated by this Agreement and also has adequate information concerning the Shares to make an informed decision regarding the sale and purchase contemplated by this Agreement, (x) is able to bear the economic risk associated with the sale or purchase of the Shares, (y) has such knowledge and experience, and has undertaken transactions regarding investments of a similar nature, so as to be aware of the risks and uncertainties inherent in the sale or purchase of securities of the type contemplated herein, and (z) has independently and without reliance upon the other Parties, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Purchaser has relied upon the representations, warranties, acknowledgments and covenants of the Sellers expressly provided in this Agreement. The Purchaser acknowledges that the Sellers have not given the Purchaser any investment or tax advice, credit information or opinion on whether the sale of the Shares is prudent.

3.6    Exclusivity of Representations, Warranties & Acknowledgments. The representations, warranties and acknowledgments made by the Purchaser in this Agreement are the exclusive representations and warranties made by the Purchaser. The Purchaser hereby disclaims any other express or implied representations or warranties.

ARTICLE IV
CLOSING CONDITIONS

4.1    Conditions to the Purchaser’s Obligation to Purchase. Each Seller acknowledges that the Purchaser’s obligation to pay to such Seller the applicable portion of the Purchase Price in exchange for such Purchaser’s Shares set forth in Section 1.2 at the Closing is conditioned upon satisfaction of the following conditions precedent at or before the Closing (any or all of which may be waived by the Purchaser in its sole discretion):
(a)each Seller has delivered the applicable Shares to the Purchaser or its designated account in suitable form for transfer, together with a properly completed and executed Form W-8 or W-9 or other applicable form or statement (all as specified in Section 1.4); and
(b)the representations and warranties of the Sellers contained in this Agreement shall have been true and correct at the time of execution of this Agreement and shall be true and correct in all material respects as of the Closing as if given on and as of the Closing (except for representations and warranties expressly stated to relate to a specific date, in which case each such representation and warranty shall be true and correct as of such earlier date).

4.2    Conditions to the Sellers’ Obligation to Sell. The Purchaser acknowledges that each Seller’s obligation to sell and deliver to the Purchaser the respective Shares for the applicable portion of the Purchase Price at the Closing is conditioned upon satisfaction of the following conditions precedent at or before the Closing (any or all of which may be waived by the Sellers in their sole discretion):
(a)    the Purchaser has delivered the applicable portion of the Purchase Price to each Seller or its designated account; and
(b)    the representations and warranties of the Purchaser contained in this Agreement shall have been true and correct at the time of execution of this Agreement and shall be true and correct in all material respects as of the Closing as if given on and as of the Closing (except for representations and warranties expressly stated to relate to a specific date, in which case each such representation and warranty shall be true and correct as of such earlier date).

ARTICLE V
MISCELLANEOUS PROVISIONS

5.1    Entire Agreement; Binding Effect. This Agreement constitutes the entire agreement, arrangement and understanding, whether written or oral, among the Parties (or any of them) concerning the subject matter of this Agreement and the transactions contemplated hereby, and it supersedes all prior and/or contemporaneous agreements, arrangements and understandings, if any, whether written or oral, among the Parties (or any of them) concerning such subject matter and transactions. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective permitted successors and permitted assigns.

5.2    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned any Party without the prior written consent of other Parties.

5.3    Amendment and Modification. This Agreement may only be amended, modified or supplemented at any time by the Parties pursuant to a further instrument signed by all Parties and specifically referring to this Agreement.

5.4    No Waivers. Except as otherwise expressly provided in this Agreement, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy hereunder by any Party, and no course of dealing between or among the Parties, shall constitute a waiver of any such right, power or remedy. No waiver by a Party of any default, misrepresentation, or breach of warranty, acknowledgement or covenant under this Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty, acknowledgement or covenant under this Agreement or affect in any way any rights arising by virtue of any such prior or subsequent occurrence. No waiver shall be valid unless in writing and signed by the Party against whom such waiver is sought to be enforced.

5.5    Notices. Unless otherwise provided in this Agreement, all notices and other communications under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; or (b) overnight delivery service by Federal Express or an equivalent, recognized courier service. Such notices and communications shall be sent to the appropriate Party at its address given below or at such other address for such Party as shall be specified by notice given under this Agreement (and shall be deemed given upon receipt by such Party or upon actual delivery to the appropriate address):
(a)    if to the Sellers, to:
[______]

(b)    if to the Purchaser, to:
[______]

5.6    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made between residents of that state, executed in and to be performed entirely within that state, notwithstanding the Parties’ actual respective states of legal domicile. All actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby shall be heard and determined exclusively in any state or federal court located in the Southern District of New York, New York, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such court in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. Each Party irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to such Party at its address specified in Section 5.6. The Parties agree that a final, non-appealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Section 5.6 shall affect the right of any Party to serve legal process in any other manner permitted by law. The consents to jurisdiction set forth in this Section 5.6 shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 5.6 and shall not be deemed to confer rights on any Person other than the Parties.
(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.6(b).

5.7    Descriptive Headings; References. The descriptive headings used in this Agreement are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement or in any way affect this Agreement.

5.8    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. An executed counterpart signature page to this Agreement delivered by fax or other means of electronic transmission shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

5.9    Further Actions. Each Party shall, from time to time and without further consideration, execute such further documents or instruments and take such other actions as any other Party hereto shall reasonably request in order to fulfill its obligations under this Agreement and to effectuate the purposes of this Agreement.

5.10    Fees and Expenses. Except as provided in Section 5.11, all costs and expenses (including legal and financial-advisory fees and expenses, if any) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated by this Agreement shall be paid exclusively by the Party incurring such expenses, without contribution.

5.11    Survival; Breach of Agreement. The representations, warranties, agreements, acknowledgement and covenants set forth herein shall survive the Closing indefinitely. Should a Party breach this Agreement, in addition to, and without limiting, all other rights and remedies available under applicable law (which rights and remedies shall be cumulative and elective), then such Party shall be responsible for all reasonable, documented out-of-pocket fees and expenses incurred by the other Parties in enforcing their respective rights hereunder against such breaching Party, including any fees and expenses of financial advisors, attorneys, accountants and other professionals.

5.12    Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction, and the remaining terms and provisions shall remain in full force and effect to the fullest extent permitted by law.

5.13    No Presumption. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

5.14    Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective permitted successors and permitted assigns, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim of liability or reimbursement, cause of action or other right.

5.15    Specific Performance. Each of the Parties expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist, and damages would be difficult to determine in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Therefore, in addition to, and not in limitation of, any other remedy available to any Party, a Party shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy and without the posting of any bond or other security being required. Such remedies, and any and all other remedies provided for in this Agreement, shall be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any Party may otherwise have. Each of the Parties acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

[SIGNATURE PAGES FOLLOWS]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly signed as of the date first above written.

PURCHASER
HRG GROUP, INC.
By:
Name:
Title:

SELLER
[ ]
By:
Name:
Title: